2007 ANNUAL REPORT A HEART FOR LIFE...

Ready

medicure

Our goal is in sight.

This Annual Report contains forward looking statements. See "Caution on Forward Looking Information" on page 21. Investors should note that such caution applies to this Annual Report in its entirety.

We are striving to develop cardiovascular medicines that will positively impact the way patients are treated.
Our purpose is to make a tangible difference in the lives of patients and their families. The stakes are enormous.
The opportunity is immense. We are on the home stretch thanks to the dedication and commitment of our people.

4	A paradigm shift
6	A tale of two heart attacks
8	Report to shareholders
12	MC-1 is leading the way
16	AGGRASTAT®
18	Product pipeline
20	Management’s discussion & analysis
35	Consolidated financial statements

We anticipate a

At Medicure, we see an opportunity to elevate the standard of care for cardiovascular patients and improve their lives.
Through targeted clinical development and strategic acquisitions, we are now closer than ever to transforming the cardiovascular therapeutic landscape.

revolutionary

enterprising

paradigm shift...

innovative

inspired

visionary

Medicure Inc. 2007 5

Two heart attacks.
Two different outcomes.
One immense need…

.
A 62-year-old man* was eating lunch with his grandchildren at a fast-food restaurant when he noticed chest discomfort. This was his first episode of discomfort. Some 15 minutes later, his grandson became concerned because his grandfather was pale and sweaty and was holding his hand over his chest. He took his grandfather’s cell phone and called 911. Emergency Medical Services arrived promptly, quickly assessed the patient, and obtained an electrocardiogram (ECG) in the field.

This showed signs consistent with an acute myocardial infarction or heart attack. He was given chewable aspirin and medics started an IV. The decision was made to transport him directly from the restaurant to the cardiac catheterization room. After a 35-minute (almost 40 mile) ambulance ride, he arrived in the cardiac catheterization suite. Cardiac catheterization identified an obstruction of blood flow to the coronary artery, which was opened with a balloon. A stent was then inserted. A follow-up echocardiogram one day later showed nearly normal heart function, and the grandfather was sent home three days after his heart attack.

*To protect patient privacy, patient names and likenesses are not shown.

A 64-year-old woman* was tending her vegetable  garden when she developed an “uncomfortable”  feeling in her chest that radiated into her jaw. She kept pressing on with her work but had to stop some 20 minutes later because of severe nausea and shortness of breath. She went back into her house where she had her husband call the rescue squad. Emergency Medical Services arrived about 10 minutes later, assessed her, and decided to transport her to the nearest local  hospital, which was about 15 minutes away.

When she arrived in the emergency department, an ECG showed signs that were consistent with an acute heart attack. She was given chewable aspirin, IV heparin, morphine, and nitroglycerin. Because the closest cardiac catheterization room was more than 90 minutes by ambulance, she was given a clot dissolving medication.

An emergency helicopter was called to transport her to the hospital. She arrived in the cardiac catheterization room about 80 minutes after the emergency helicopter was initially contacted, and more than four hours after first developing chest discomfort.

Her initial time in the critical care unit was rocky as complications arose, and a follow-up echocardiogram three days later showed severe heart damage.

A cardioprotectant – it’s about time!

The differences between these two cases are striking not because of differences in coronary anatomy and the amount of heart affected by the heart attack but because of the speed that blood was restored to their hearts. In the grandfather’s case, blood was restored to his heart within 90 minutes of the onset of the chest discomfort, and minimal permanent damage occurred. In the woman’s incident, the restoration of blood to the heart took significantly longer and probably never effectively occurred.

Unfortunately, perhaps as many as 50% of patients sustaining an acute heart attack in the United States, and an even greater portion throughout the world, will not show suffcient symptoms early enough to warrant emergency primary angioplasty. Hence the need for agents like MC-1 which may be able to protect heart cells and function until normal blood flow to the heart can be restored.

 Medicure Inc. 2007 7

REPORT TO SHAREHOLDERS

A heart for life…

When we survey the cardiovascular landscape today, we see an opportunity for a fundamental change in patient treatment and outcomes.

During the previous several decades, we’ve seen tremendous advancements in cardiovascular therapeutics, including the launch of new classes of drugs such as ACE inhibitors and statins. These categories of drugs represented significant shifts in the standard of care for patients with cardiovascular disease. Yet despite this progress, cardiovascular disease remains the greatest cause of mortality in the developed world.

At Medicure we are ready to contribute to a pivotal change in cardiovascular medicine. Ten years ago, the term cardioprotectant was a concept and a distant reality. Today, due to our lead cardioprotective therapeutic MC-1’s emergence, it’s on the agendas of cardiologists and thoracic surgeons across North America, and on the verge of becoming the new standard of care.

As we move MC-1 closer to the finish line, and as our GP IIb/IIIa inhibitor AGGRASTAT®, begins to gain ground, we must prepare for the changes that are coming quickly around the corner. If MC-1 is approved in the U.S., staffng levels will need to rise rapidly, our business plans will outgrow North American borders, and our responsibility to the number of patients we are treating will increase exponentially.

As a prelude to this seminal point in our history, we have prepared our team for regulatory approval of MC-1, and have set our sights to become a truly global company. Medicure has established commercial operations in the U.S. with the acquisition in fiscal 2007 of AGGRASTAT®, and we’re building on that infrastructure for future successes.

We are ready to scale the next summit. We hope you are there with us.

“ Cardiovascular disease remains the greatest
cause of mortality in the developed world
We are ready to scale the next summit.
We hope you are there with us.”

Medicure Inc. 2007 9

REPORT TO SHAREHOLDERS

2007 Milestones

After an eventful 2007, Medicure is on the verge of becoming a key player in the cause to help build a generation of healthy hearts and lives. To prepare for the growth we are anticipating, Medicure built a strong foundation this past year.

1 In November 2006, we initiated enrollment in the MEND-CABG II study. This single confirmatory Phase 3 study for registration will evaluate the cardioprotective effects of the Company’s FDA Fast Tracked product MC-1, in up to 3,000 patients undergoing coronary artery bypass graft (CABG) surgery. Patients are currently being enrolled at major cardiovascular centers in cities such as New York, Boston, Chicago, Los Angeles, Montreal, Toronto, Vancouver, Hamburg and Bonn.

2 In December 2006, Medicure completed a Special Protocol Assessment (SPA) with the FDA for the Phase 3 MEND-CABG II study. The SPA provides offcial confirmation from the FDA that the Phase 3 protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission. Furthermore, this agreement provides Medicure with a well-defined pathway towards regulatory approval for MC-1.

3 In May 2007, the Company received a recommendation from its Data Safety Monitoring Board (DSMB) to continue its Phase 3 MEND-CABG II trial. The recommendation to continue the trial provided further confirmation of the safety profile of MC-1 and affrmed the progress being made in the Phase 3 registration study.

4 In parallel to the clinical development efforts of MC-1, Medicure launched its commercialization efforts in August 2006 with the acquisition of the U.S. rights to AGGRASTAT® AGGRASTAT® is a GP IIb/IIIainhibitor that competes in a market that is worth nearly $450 million annually.

5 We have invested in revitalizing relationships with key opinion leaders, individual hospital accounts, hospital group purchasing organizations and the wholesaler distribution network in order to solidify the product’s revenue base. Most importantly, we have invested in experienced leadership, including the addition of Bonnie Zell as our Senior Advisor to Commercial Operations.

Ms. Zell brings to Medicure the business acumen and intellectual capital that will help propel AGGRASTAT® to the next level. Ms. Zell has 30 years of experience in the pharmaceutical and biotech industry where she recently held the position as Vice President of Sales for Millennium Pharmaceuticals, Inc. Prior to Millennium, Ms. Zell was Vice President of Sales for COR Therapeutics, Inc., which was acquired by Millennium. Ms. Zell was instrumental in the launch of INTEGRILIN®, a compound that exceeded U.S.$300 million in annual sales in the United States.

6 Corporately, Medicure solidified its cash position through the completion of a U.S.$25.9 million financing that closed in December 2006. Deutsche Bank Securities Inc. acted as the lead placement agent and A.G. Edwards & Sons, Inc. and Montgomery & Co., LLC served as co-placement agents for the transaction. As part of this placement we were very pleased to welcome several new institutional shareholders who share our commitment to the successful clinical and commercial development of MC-1 for CABG surgery patients.

Medicure expects to announce MEND-CABG II results in the first quarter of calendar 2008. We eagerly anticipate these results, as we believe they will be positive for the Company.

     Medicure plans to submit a New Drug Application to the FDA that spring, and with the Special Protocol Assessment in hand to expedite the Administration’s assessment, an FDA approval could be granted by the latter part of calendar 2008. If FDA approval is received, this should allow the Company to begin marketing MC-1 in the first quarter of calendar 2009.

Medicure will also file new drug application equivalents with Health Canada and the European Medicines Agency.

     Positive clinical results from MEND-CABG II will also unlock the potential to begin a trial to measure MC-1’s effcacy for patients with acute coronary syndrome. Acute coronary syndrome, or ACS, refers to a spectrum of symptoms caused by myocardial ischemia that results from the blockage of a coronary artery. The market for ACS in the United States is approximately 1.5 million incidents annually.

     Positive results from MEND-CABG II will also open the door for Medicure to move the rest of its product pipeline closer to market. Medicure’s lead combination drug MC-4232 – a combination of MC-1 and the ACE inhibitor lisinopril, would become a priority to advance within our pipeline in order to look further at its effcacy in diabetic patients with hypertension.

     On the business development front, Medicure will accelerate its in-licensing and out-licensing initiatives. We continue to generate extensive interest from potential partners and believe the economic value of a potential partnership is increasing as the study nears completion.

Thank you for your continued support.

Albert D. Friesen, PhD President & Chief Executive Offcer, Medciure Inc.
Medicure Inc. 2007 11

MC-1 is leading the way.

MC-1 is a novel cardioprotective compound that is being developed to protect heart muscle cells during and following cardiovascular procedures such as angioplasty and coronary artery bypass graft (CABG) surgery.

“ I had a quintuple coronary artery bypass procedure done recently. I’m 62 years old, I smoked half-a-pack of cigarettes a day before the surgery. I didn’t know I had heart disease, although looking back, I should have seen the signs, which included shortness of breath and chest pains. When the doctor told me that I needed to do something about my heart, I was a little bit surprised. ”

“ I thought a stent would work but my doctor advised that it wouldn’t help. I told my doctor `Let’s get this done right and get it over with and go for the bypass.’ I am doing fantastic right now. As I just had the procedure, I am not exactly galloping around, but I can walk close to a mile. I am watching what I eat more, I’m not eating bacon and eggs anymore and I’ve switched to decaf coffee. My wife is happy with the way things turned out. If she doesn’t keep me on the straight and narrow, my children will. ”

Bodie Dykstra, 62 years old, fully-recovered CABG surgery patient

If successful, MC-1 could represent a significant
improvement in cardiovascular medicine as it has the
opportunity to positively change the outcomes for
the hundreds of thousands of patients undergoing
coronary artery bypass graft surgery every year in the
United States.

Dr. Robert Harrington, Professor of Medicine, Director of Duke Clinical Research Institute DCRI, and Principal Investigator for MEND-CABG II

People who have had a heart attack face a five times greater risk of another heart attack than the general population.

MC-1 in action…

MC-1 is being developed as a treatment to reduce injury from blockages to the heart (i.e. heart attacks) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ stops and then is reintroduced suddenly during medical procedures such as heart surgery. Research indicates that MC-1 works early in the ischemic reperfusion injury cascade by protecting cardiomyocytes or heart muscle cells from cell death. Protecting cardiomyocytes in turn prevents further downstream immune responses from aggravating the damage and increasing infarct size.

 Medicure Inc. 2007 13

1.5 million
acute coronary syndrome
(ACS) events occur in the U.S. annually.

 The Immediate Market Opportunity that MC-1 is Ready to Meet Approximately 400,000 CABG procedures are performed in the U.S. annually. Currently there are no approved cardioprotective drugs for the treatment of acute ischemia and/or ischemic reperfusion injury in patients undergoing CABG. Medicure’s MC-1 is ready to become the first drug on the market to meet that need.

 Future Market Opportunities that MC-1 is On Track to Address Approximately  1.5 million acute coronary syndrome (ACS) events occur in the U.S. annually. Similar to the CABG surgery opportunity, there are no approved cardioprotective drugs for the treatment of acute ischemia and/or ischemic reperfusion injury in patients experiencing ACS. MC-1 is on track to address that need.

1 The U.S. Food and Drug Administration (FDA) granted MC-1 Fast Track designation as a treatment to reduce cardiovascular and cerebrovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions (angioplasty), CABG surgery and acute coronary syndrome.

2 Medicure has also completed a Special Protocol Assessment (SPA) agreement with the FDA for the Phase 3 MEND-CABG II trial, which is measuring MC-1’s effcacy and safety. The SPA provides offcial confirmation from the FDA that the Phase 3 protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission.

3 Data from Medicure’s MEND-1 trial in early 2003 demonstrated significantly positive results in reducing ischemic heart damage in patients undergoing angioplasty procedure. This provided the catalyst to proceed to the next important stage in the clinical development of MC-1.

4 MC-1’s MEND-CABG Phase 2 results were exceptionally strong: in a 901 patient, double blind, placebo controlled trial, MC-1 reduced post-operative CABG heart attacks by up to 47 per cent. Medicure’s Phase 3 trial, MEND-CABG II, is very similar to the MEND-CABG trial in its design, which we believe increases the likelihood that Phase 3 data will meet its primary endpoint.

5 Research indicates that MC-1’s safety profile is comparable to placebo. Medicure recently announced that an independent Data Safety Monitoring Board (DSMB) recommended that the company continue its Phase 3 MEND-CABG II trial.

Clinical studies indicate that MC-1 protects patients’
hearts from ischemic reperfusion injury and reduces
post-operative heart attacks by up to 47%.
During CABG surgery, heart damage known as ischemic
reperfusion injury occurs when blood flow is restored to
the heart after a period of impaired or blocked blood flow.
In approximately 15 per cent of all CABG procedures,
that damage will cause a heart attack or death.

400,000
CABG procedures in the U.S. per year.

 Medicure Inc. 2007 15

AGGRASTAT®

The foundation is in place to establish AGGRASTAT®
as a competitive player in the antiplatelet market.

Mr. Brown had no previous history of heart problems. He came into the clinic with severe chest discomfort. He was given AGGRASTAT® in the catheter lab.

“ The doctor was kind and patient with me, I praise God that he talked me  into doing the operation. A week after the procedure, I began riding  my elliptical bike and I have no fatigue now. I can sing without shortness  of breath, I can dance, I can preach and I’m a long winded man. I feel terrific –  it has truly, truly helped. If I sound happy, it’s because I am. I feel so fortunate. “

“ I sing in a group called the Family Jubilees. I’ve been singing with them for 40 years. We travel down the highways to find someplace to do a show. Before the procedure, I was having shortness of breath when I’d sing. Now I don’t, and I don’t get fatigued. I’m so glad and I thank God because I feel so much better.”

Jimmy Brown, 61 years old, high-risk ACS patient with hypertension

*To protect patient privacy, likenesses are not shown.

AGGRASTAT® gives us a cost-effective option to treat patients with a compound that has a predictable, dependable safety and effcacy profile.
David Allie, M.D., Chief of Cardiothoracic and Endovascular Surgery
at Cardiovascular Institute of the South’s Lafayette Clinic

When preventing a heart attack is important to you…

AGGRASTAT® is a GP IIb/IIIa inhibitor that is used to treat patients with acute coronary syndrome (ACS). ACS refers to a spectrum of symptoms, which range from unstable angina to non-ST elevation myocardial infarction or heart attack.

AGGRASTAT® has exceptional clinical, safety and effcacy data, which support its use in moderate to high-risk ACS patients, including those with diabetes. In a prominent clinical trial, AGGRASTAT® provided a 57% risk reduction of 30 day mortality among ACS patients with diabetes, who make up a third of the ACS market.

In addition to its effcacy, AGGRASTAT® has a definitive cost advantage over other GP IIb/IIIa’s within the class – a key factor considering the concern over rising healthcare costs and the significant increase in heart disease. On average, AGGRASTAT® is priced 40-70% less than its competition, making it a cost-effective compound. With a strong base to build upon, Medicure is focused on taking AGGRASTAT® to the next level.

Medicure has made the commitment to its customers. Medicure has invested and continues to build its commercial expertise in the field of acute cardiovascular medicine. The Company’s U.S.-based commercial team is focused on developing relationships with key opinion leaders in interventional cardiology and emergency medicine. Medicure’s concentrated commercial efforts have re-established awareness and support for the use of AGGRASTAT® in the acute hospital setting.

ACS is a set of clinical manifestations such as chest pain or nausea that are suggestive of a heart attack. In the U.S., approximately 1.5 million ACS events occur annually, resulting in a market that is worth approximately $450 million a year.

Developed by Merck & Co., Inc., AGGRASTAT® was launched in the U.S. in 1998, and is currently available in 82 countries worldwide. Merck continues to market AGGRASTAT® outside the U.S, where it has maintained significant market share. Within the U.S., AGGRASTAT® has less market penetration due to minimal sustained sales support the past several years. For Medicure, this represents a gateway to a tremendous growth opportunity.

AGGRASTAT®’s mechanism of action When a coronary artery is injured, bloodcells known as platelets clump together andcause clotting, which blocks blood flow tothe heart. This can result in a heart attack.AGGRASTAT® breaks down and preventsthese clots by blocking the GP IIb/IIIareceptors found on the platelet surface.Additionally, AGGRASTAT® helps preventfurther clot formation and growth, whichcan reduce existing coronary obstruction.

Medicure Inc. 2007 17

We're focused and on course…

AGGRASTAT®
Acute Coronary Syndrome

AGGRASTAT® (tirofiban HCl)

MC-1
CABG Surgery

Phase 1 → Phase 2

January 2003
Medicure announces positive results from Phase 2 MEND I trial on MC-1

April 2004
Medicure initiates patient enrollment in Phase 2 MEND-CABG clinical trial

December 2005
Medicure reports positive results from Phase 2 MEND-CABG trial

MC-1
Acute Coronary Syndrome

Phase 1 → Phase 2

September 2005
FDA grants MC-1 Fast Track designation for PCI, CABG and ACS

MC-1
Stroke

Phase 1

MC-4232
Diabetic Hypertension

Phase 1 → Phase 2

April 2004
Medicure initiates patient enrollment in Phase 2 combination therapy trial with MC-4232

September 2005
Medicure meets primary endpoint in Phase 2 diabetic hypertension study

MC-4262
Hypertension Complicated with Metabolic Syndrome

Phase 1

November 2004
Medicure announces development of MC-4262 combination product

MC-45308
Thrombosis

Preclinical

February 2005
Medicure reports positive pre-clinical results for novel anti-thrombotic, MC-45308

MC-5422
Ischemia

Discovery

1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005

Financial Operations

December 2006
Medicure completes U.S.$25.9 million private placement

Business Development

Strategic alliance for MC-1 and/or combination products*

In-licensing additional commercial and/or clinical products*

On the Market

August 2006
Medicure acquires U.S. commercial rights to AGGRASTAT®

October 2006
Medicure launches U.S. sales force for AGGRASTAT®

April 2007
Company announces appointment of Bonnie Zell – Senior Advisor to Commercial Operations

AGGRASTAT® highlighted in Expert Opinion Journal

2008
Expand U.S. sales force as revenues increase*

Manage clinical development to support sales growth and report results from ongoing studies*

Phase 3 Clinical Trials

NDA

April 2006
Medicure reports on MEND-CABG end of Phase 2 meeting with the FDA and positive POD 90 results from the MEND-CABG trial

November 2006
Company presents MC-1 Phase 2 MEND-CABG data at 2006 Scientific Sessions of the American Heart Association

November 2006
Company announces initiation of enrollment in pivotal Phase 3 MEND-CABG II trial

December 2006
Medicure announces Special Protocol Assessment with the FDA for Phase 3 MEND-CABG II trial

May 2007
Medicure announces successful DSMB review for the Phase 3 MEND-CABG II trial

November 2007
Complete enrollment for the Phase 3 MEND-CABG II trial with MC-1*

2008
Report top line results from Phase 3 MEND-CABG II*

Present detailed Phase 3 MEND-CABG II results at major cardiovascular conference*

Publication of MC-1 clinical results in prestigious cardiovascular journals*

Initiate clinical development program for Phase 3 Acute Coronary Syndrome with MC-1*

2008
Prepare for expansion of clinical development program for Phase 2/3 clinical program for MC-4232 and MC-4262*

January 2006
Medicure announces expansion of antithrombotic program

* Anticipated milestones subject to change

Note: information shown on these two pages is based on calendar years rather than fiscal years.

2006 2007 2008

Medicure Inc. 2007 19

Ready

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

20 Medicure Inc. 2007

Management’s
discussion and analysis
& financial statements

August 22, 2007

The following discussion and analysis should be read in conjunction with Medicure Inc.’s (the “Company”) audited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles and the Company’s Annual Report on Form 20-F for the year ended May 31, 2007. Except as described in note 13 of the audited consolidated financial statements, the measurement principles conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which end on May 31.

Caution on Forward Looking Information This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information. For this purpose, any statements contained in this Annual Report that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” or the negative or other variations of comparable technology, are intended to identify forward-looking statements.

Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information. Such factors include, among others, the Company’s stage of development, lack of significant product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2007, which can be obtained on SEDAR (www.sedar.com), and on page 34 of this Annual Report.

Medicure Inc. 2007 21

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Status

AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1	Coronary Artery Bypass Graft Surgery	Phase 3
MC-1	Acute Coronary Syndrome	Phase 2 complete*
MC-1	Stroke	Phase 1 complete
MC-4232	Diabetes/Hypertension	Phase 2 complete
MC-4262	Metabolic Syndrome/Hypertension	Phase 1 complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

On August 8, 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched its product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. AGGRASTAT® is complementary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.
      The Company’s research and development program is currently focused on the clinical development of its lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.
      MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood flow to the heart (i.e. myocardial ischemia associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase 2 MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.
      The Company’s second product candidate, MC-4232, is a novel combination drug for the treatment of patients with coexisting diabetes and hypertension. The coexisting conditions increase the risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke.

MC-4232 combines MC-1’s cardioprotective properties with the ACE Inhibitor, lisinopril, one of the most common forms of hypertensive therapy. The results from the Phase 2 clinical trial, MATCHED, demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.
      The Company has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world’s ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.
      Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one quarter of adults in the United States, close to 50 million people, have this condition.
      In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo effcacy studies and are being studied further to evaluate their commercial potential.
      Subsequent to May 31, 2007, the Company has entered into a series of agreements that if completed as proposed, will provide additional capital and amend certain debt covenants. See the Liquidity and

22 Medicure Inc. 2007

Capital Resources section on page 30 for further details. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actual closing of the above financings, including the completion of the appropriate amendment to its existing financing agreement, under the terms described above and meeting any applicable financial covenants on an ongoing basis.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“U.S. GAAP”) is presented in note 13 to the audited consolidated financial statements for the year ended May 31, 2007. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes and stock-based compensation.

Revenue recognition The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers. As such, the Company’s product revenue recognized  may be less or greater than underlying demand for the product by hospitals.
      Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. In determining the amounts of certain of these allowances and accruals, the Company uses estimates.
      The Company estimates chargebacks, discounts, and other rebates using the following factors: contract prices and terms with customers, estimated customer and wholesaler inventory levels, and average contractual chargeback rates.
      Interest income is recognized as earned.

Research and development costs All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5–20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.

Medicure Inc. 2007 23

MANAGEMENT’S DISCUSSION & ANALYSIS

A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.
     On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Income taxes The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Stock-based compensation The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.
     The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options, however it is one of the most commonly used models. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock-based compensation expense in fiscal 2007 of $1,025,310.

Recent Accounting
Pronouncements Issued
But Not Yet Adopted

Comprehensive income, equity & financial instruments – recognition and measurement
In April 2005, the CICA issued new Handbook Sections: Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3855, Financial Instruments – Recognition and Measurement, for annual and interim periods beginning on or after October 1, 2006.
     Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530. Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.
     These new accounting standards for Canadian GAAP will converge more closely with the U.S. GAAP as the

24 Medicure Inc. 2007

majority of financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income. The Company will adopt these new handbook sections commencing June 1, 2007. However, a number of Canadian and U.S. GAAP differences will continue to exist. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

Selected Financial Information

The following is selected financial information about the Company for its 2007 and 2006 fiscal years:

(in thousands of CDN$, except per share data)	2007	2006

Product sales, net	5,945	—
Other income	1,591	300
Research and development expenses	(23,336)	(10,219)
Investment tax credits	172	478
Selling, general and administrative expenses	(11,048)	(2,858)
Amortization	(2,289)	(107)
Foreign exchange gain (loss)	(392)	(200)
Loss for the year	(31,703)	(12,607)
Loss per share	(0.30)	(0.17)
Total assets	59,786	38,814
Total liabilities	25,479	1,644
Deficit	(77,831)	(46,128)
Total capital stock and contributed surplus	112,137	83,297

Quarterly Financial Information for 2007 and 2006

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following is quarterly financial information about the Company, for its years ended May 31, 2007 and May 31, 2006:

(in thousands of CDN$,
except per share data)	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006

Product sales, net	1,724	2,522	1,419	280
Other income	448	467	287	389
Loss for the period	(13,999)	(8,365)	(6,093)	(3,246)
Loss per share	(0.12)	(0.08)	(0.06)	(0.03)

	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005

Product sales, net	—	—	—	—
Other income	167	61	35	37
Loss for the period	(2,479)	(2,718)	(3,538)	(3,872)
Loss per share	(0.03)	(0.04)	(0.05)	(0.06)

Medicure Inc. 2007  25

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s increasing quarterly loss in fiscal 2007 relates primarily to the initiation and enrollment of patients in the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007. The decreasing quarterly losses in fiscal 2006 are mainly due to the completion of the Phase 2 MATCHED and MEND-CABG studies in September 2005 and April 2006 respectively. The operations of the Company are not subject to any material seasonal or cyclical factors.

Fourth Quarter

The increasing loss in the fourth quarter of fiscal 2007 as compared to the third quarter of fiscal 2007 is mainly driven by increased enrollment in the Phase 3 MEND-CABG II clinical trial.

Results of Operations Year Ended May 31, 2007 as Compared to Year Ended May 31, 2006

Revenue The change in revenue for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Product sales, net	5,945	—	5,945

Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company began recognizing revenue for AGGRASTAT® effective August 9, 2006, the date following its acquisition. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. We only began selling AGGRASTAT® in August 2006, and wholesaler buying patterns have sometimes been unpredictable.
     The Company has invested significant resources in revitalizing relationships with key opinion leaders, individual hospital accounts, hospital group purchasing organizations and the wholesaler distribution network in order to solidify its revenue base. The Company’s growth strategy for AGGRASTAT® is to leverage clinical guidelines and key opinion leader relationships and to create awareness of the clinical and cost benefit associated with the use of AGGRASTAT® to the medical community. The revitalization of the brand and the execution of the strategy will require continued efforts and time in order to generate sustained revenue growth. The Company is focused on stabilizing revenue at the current time.

Cost of goods sold The change in cost of goods sold for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Cost of goods sold	388	—	388

Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® and commenced in January 2007 and will continue until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones. Cost of goods sold will vary from quarter to quarter, depending on the product mix, production costs, and sales levels.
     In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties. See the Commitments section on page 32 for further details.

26  Medicure Inc. 2007

Selling, general, and administrative Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes stock-based compensation expense and professional fees such as legal, audit, and investor and public relations.
     The changes in selling, general and administrative expenditures for the fiscal year ended May 31, 2007 and May 31, 2006 are reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Selling, general, and administrative expenditures – AGGRASTAT®	6,716	—	6,716
Selling, general, and administrative expenditures – Other	4,332	2,858	1,474

Total selling, general, and administrative expenditures	11,048	2,858	8,190

Selling, general, and administrative expenditures increased during the 2007 fiscal year primarily as a result of the Company’s acquisition and launch of AGGRASTAT® during the first half of the year. Selling, general, and administrative expenditures for AGGRASTAT® are primarily related to field-selling expenses, product promotion costs and administrative expenses. Other selling, general, and administrative expenditures are higher in the current fiscal year due to increased business development activities, employee payroll, and stock-based compensation expense.
     The Company expects higher levels of selling, general and administrative expenditures in fiscal 2008 as compared to fiscal 2007 due to the fact the Company incurred field-selling expenses and product promotion costs for only a portion of fiscal 2007.

Research and development Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs as incurred. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.
     The changes in research and development expenditures for the fiscal year ended May 31, 2007 and May 31, 2006 are reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Clinical trial programs	20,402	7,901	12,501
Preclinical programs	2,542	2,061	481
Other research and development costs	392	257	135

Total research and development expenditures	23,336	10,219	13,117

Research and development expenditures increased by 128% to $23,336,000 in fiscal 2007 as compared to $10,219,000 in fiscal 2006. As expected, research and development expenditures were significantly higher as compared to the same periods in fiscal 2006 due to the initiation and commencement of enrollment of the Phase 3 MEND-CABG II clinical trial in November 2006.

Medicure Inc. 2007 27

MANAGEMENT’S DISCUSSION & ANALYSIS

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with Phase 3 clinical trials is generally substantially greater than that for Phase 2 trials. This results from the increased numbers of clinical sites and patients that are required for Phase 3 trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 CABG program During the fiscal year we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. Significant clinical results for the program are as follows:

The MEND-CABG study The study was a Phase 2 placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company’s lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the U.S. and was managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Company reported positive top-line results up to post-operative day (POD) 30 in December 2005. The MEND-CABG results demonstrate the positive clinical effects of MC-1:

The 250 mg dose of MC-1 had a 37.2% reduction in the composite of death, non-fatal myocardial infarction (peak CK-MB ≥100ng/ml), and non-fatal stroke versus placebo (p=0.028).

The reduction in the composite endpoint was driven by a substantial decrease in the incidence of non-fatal myocardial infarction, most notably a 47.2% reduction in non-fatal myocardial infarction (peak CK-MB ≥100ng/ml) with the 250 mg of MC-1 versus placebo (p=0.008).

Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II study The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures during the second quarter of fiscal 2007. The Company is conducting the MEND-CABG II trial at over 130 cardiac centres throughout North America and Europe and is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients. The Company expects to complete enrollment by November 2007 and announce results in the second half of fiscal 2008.
     Cost incurred during the current year related to coordinating the MEND-CABG II study include costs associated with contract negotiating, IRB fees, regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs.

For the year ended May 31, 2007, total expenditures for the MC-1 CABG program were $20,258,000 as compared to $6,116,000 in fiscal 2006.

MC-4232 program During the fiscal year we continued our clinical development of MC-4232 for the treatment of patients with co-existing diabetes and hypertension. Significant clinical results for the program are as follows:

The MATCHED study The study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase 2 trial to determine the optimal dose and endpoint for Phase 3 development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoint.
      Cost incurred during the current year related to data analysis and planning for future clinical development. For the year ended May 31, 2007, total expenditures for the MC-4232 program were $113,000 as compared to $1,768,000 in fiscal 2006.

Preclinical Programs

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to preclinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further preclinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.
     One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic reperfusion injury. The Company’s library of novel anti-ischemics includes MC-5422, a novel agent that has displayed potent capabilities of reducing damage from ischemic reperfusion. At the same time as the Company’s other anti-ischemics are being screened to evaluate their biological effect, the Company continues preclinical studies of MC-5422 with a view to future clinical testing.

28 Medicure Inc. 2007

     The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments.
     Research and development expenses are expected to be higher in the first half of fiscal 2008 than the second half of fiscal 2008 as the Company expects to complete enrollment of the MEND-CABG II study by November 2007. Upon completion of enrollment, clinical development costs are expected to decline significantly as these represent the largest cost component of the Phase 3 study.

Investment tax credits As we are a public company, the federal investment tax credits (“ITCs”) for qualified Scientific Research and Experimental Development (“SR&ED”) expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.
     The change in investment tax credits for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Refundable Investment Tax Credits	172	478	(306)

The recording of refundable ITCs is solely related to research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures relate to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a recovery in expenses in the statement of operations.

Amortization The change in amortization expense for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Amortization	2,289	107	2,182

The increase in amortization in fiscal 2007 compared to fiscal 2006 is the result of increased amortization of intangible assets associated with the Company’s acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Interest and other income The change in interest and other income for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Interest and other income	1,591	300	1,291

Interest and other income in fiscal 2007 is higher than fiscal 2006 due to higher average cash and cash equivalents balance, largely due to the equity financings that the Company completed during the fourth quarter of fiscal 2006 and the third quarter of fiscal 2007. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Medicure Inc. 2007 29

MANAGEMENT’S DISCUSSION & ANALYSIS

Interest expense The change in interest expense for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Interest expense	1,958	—	1,958

The increase in interest expense in fiscal 2007 is the result of the Company securing a U.S.$15,840,000 term loan facility related to the acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Foreign exchange gain/loss The change in foreign exchange loss for the fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Foreign exchange loss	392	200	192

The foreign exchange loss for fiscal 2007 is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period, particularly in the fiscal fourth quarter. While the functional currency of the Company is the Canadian dollar, the Company has significant holdings of U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs for the Phase 3 MEND-CABG II study. This foreign exchange loss was partially offset by an unrealized foreign exchange gain incurred as a result of the Company’s U.S. denominated term loan facility of U.S.$15,840,000.

Loss for the period The consolidated net loss for fiscal year ended May 31, 2007 and May 31, 2006 is reflected in the following table:

	Fiscal Year Ended
(in thousands of CDN$)	2007	2006	Increase (Decrease)

Loss	31,703	12,607	19,096
Loss per share	0.30	0.17	0.13

As discussed above, the consolidated net loss resulted mainly from the Company’s clinical development program, including the Phase 3 MEND-CABG II study. The Company expects to incur a loss next year as it continues to invest in product research and development.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest income on excess funds held. Cash used in operating activities for fiscal 2007 was $25,247,000, compared to $12,678,000 for fiscal 2006. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.
     Cash provided by financing activities in fiscal 2007 was $45,021,000, compared to $41,252,000 in fiscal 2006. The main sources of cash in fiscal 2007 were net proceeds from public and private placement financing of $27,577,000, compared to $40,957,000 in fiscal 2006, and debt financing associated with the Company’s acquisition of AGGRASTAT® of U.S.$15,840,000 in fiscal 2007, compared to nil in fiscal 2006.
     On August 8, 2006, the Company secured U.S.$15,840,000 in a term loan facility with various lenders to acquire the rights to AGGRASTAT® in the United States and its territories from MGI PHARMA, Inc. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal of U.S.$480,000 is payable monthly with the term loan maturing February 1, 2010.
     On December 22 and 28, 2006, the Company raised gross proceeds of U.S.$25,900,000 through a private placement. The placement resulted in the issuance to investors of 19,923,044 common shares and warrants to purchase an additional 3,984,608 common shares. The purchase price of the common shares was U.S.$1.30 per share, and the warrants are exercisable for a period of five years at an exercise price of U.S.$1.70 per share.

30 Medicure Inc. 2007

     The Company also raised $287,000 from the exercise of stock options in fiscal 2007, compared to $252,000 in fiscal 2006.
     On August 20, 2007, the Company entered into a securities purchase agreement with an unrelated investor to raise gross proceeds of US$15 million. Under the terms of the agreement, the Company intends to issue approximately 13.04 million common shares together with warrants to purchase approximately 3.9 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and will have an exercise price of US$1.50 each. The agreement is expected to close in September 2007, and is subject to standard closing conditions including regulatory approval. In a separate transaction, the Company has signed a non-binding term sheet dated August 20, 2007 to monetize a percentage of the Company’s current and potential future commercial revenues with Manchester Securities Corp., an affliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the proposed terms, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until 2019. The minimum annual returns start at US$2.5 million in 2007 and escalate to US$6.9 million in 2016. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The proposed terms also include an option for the Company to terminate the agreement for a payment of US $70 million to Elliott if the U.S. Food & Drug Administration approves MC-1 for sale to the public. The Company will also issue to Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.

     The Elliott agreement is subject to a number of closing conditions, including the amendment, described below, of the company’s credit agreement dated August 8, 2006 and the execution of a definitive agreement. The transaction is expected to close in September 2007.
     In conjunction with the financing transactions described above, the Company has agreed to an amendment with its existing lenders to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Company have agreed, subject to certain conditions:

i. From and after August 17, 2007, but no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Company no later than April 30, 2008. The Company intends that the additional cash to meet this test will come from the subscription agreement and term sheet described above.

ii. To amend the credit agreement such that the Company is required to achieve the following minimum net revenue requirements from sales of AGGRASTAT®:
Calendar 2007 – nil
Calendar 2008 – US$15 million
Calendar 2009 – US$23 million

iii. The Company will deposit US$10 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, on closing of the financing transactions described above.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actual closing of the above financings, including the completion of the appropriate amendment to its existing financing agreement, under the terms described above and meeting any applicable financial covenants on an ongoing basis.
     Cash used in investing activities in fiscal 2007 was $22,925,000, compared to $1,244,000 in fiscal 2006. The increase was primarily due to the Company’s acquisition of the rights to AGGRASTAT® in the United States and its territories in August 2006.

Medicure Inc. 2007 31

MANAGEMENT’S DISCUSSION & ANALYSIS

     As at May 31, 2007, the Company had cash and cash equivalents totaling $31,770,000 compared with $34,920,000 at the previous year-end.
     These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates.

The total number of common shares issued and outstanding at May 31, 2007 was 116,314,509 as compared to 96,046,465 at May 31, 2006.
     As at August 22, 2007, the Company had 116,394,509 common shares outstanding and has granted 4,285,528 and 10,691,468 options and warrants, respectively, to purchase common shares.

Commitments

As at May 31, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual obligations payment due by period (in thousands of CDN$)

	Total	2008	2009 – 2010	2011 – 2012	Thereafter
Clinical Site Agreement Commitments	13,107	13,107	—	—	—
Clinical Research Organization
Agreement Commitments	3,857	3,857	—	—	—
Purchase Agreement Commitments	3,430	1,090	2,340	—	—
Service Agreement Commitments	805	805	—	—	—

Total	21,199	18,859	2,340	—	—

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.
     The Company entered into an agreement with a third party to provide contract sales and marketing services, which expires in 2008.
     In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.
      The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2007, the Company is committed to fund up to a further $3,857,000 related to clinical research agreements with CROs.
     The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass-through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at May 31, 2007, the Company is committed to fund up to an estimated $13,107,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice.
     In addition, as at May 31, 2007, the Company has committed to fund a further $30,699,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.
     As at May 31, 2007, the Company has provided a research advance of $200,000 (May 31, 2006 – $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry.

32 Medicure Inc. 2007

These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.
     Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 26, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.
     Upon closing of the Elliott financing (see Liquidity and Capital Resources), additional royalties will be owed on future sales of AGGRASTAT® and MC-1, if approved.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts or other derivative instruments as at May 31, 2007.

Related Party Transactions

During the year ended May 31, 2007, the Company paid companies controlled by a director, a total of $358,000 (2006 – $268,000) for offce rent, supplies, property and equipment and consulting fees.
      These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook

The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs and the Company’s sales and marketing efforts of AGGRASTAT®. Research and development expenses are expected to increase in fiscal 2008 as compared to fiscal 2007. This increase in expenditures is expected to result from continued enrollment and completion of the Phase 3 MEND-CABG II study in fiscal 2008.
     It continues to be the Company’s plan to secure a partnership with a large pharmaceutical company for MC-1. Such a partnership would provide funding for clinical development and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and product royalties.
     The Company currently has suffcient resources to fund operation until the second quarter of fiscal 2008. The increased burn rate, compared to previous projections, is primarily the result of faster-than-anticipated patient enrollment in the Phase 3 MEND-CABG II study and lower-than-budgeted AGGRASTAT® revenue in the fourth quarter of fiscal 2007. Subsequent to May 31, 2007, the Company entered into two separate agreements to raise gross proceeds of US$40 million. (See Liquidity and Capital Resources) If the agreement closes, the Company believes it will have suffcient resources to fund operations into the first half of fiscal 2009. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Medicure Inc. 2007 33

MANAGEMENT’S DISCUSSION & ANALYSIS

     Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.
     The Company’s strategic focus in fiscal 2008 will be to move closer to regulatory approval for its lead product MC-1 and its second product MC-4232, continue sales and marketing efforts of AGGRASTAT®, and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2008 to fund operations over the long term.

Disclosure Controls
and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Offcer (“CEO”) and the Chief Financial Offcer (“CFO”) as appropriate to allow timely decisions regarding required disclosure.
     Based on their evaluations as of May 31, 2007, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information that is required to be disclosed in prescribed documents and reports the Company files or submits under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation.

Internal Control over
Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

     During the year ended May 31, 2007, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show effcacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.
     In the near-term, a key driver of revenues will be our ability to successfully achieve market penetration of AGGRASTAT®. At the present time we are unable to estimate the level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore unable to estimate when we will achieve profitability, if at all.
     The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all. The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.
     Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20-F for the year ended May 31, 2007 which can be obtained at www.sedar.com

34 Medicure Inc. 2007

Management’s Responsibility
for Financial Reporting

The accompanying consolidated financial statements of Medicure Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management’s best estimates and judgment, where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.
      In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company’s assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company’s assets are protected and that transactions are appropriately authorized, recorded, and summarized.
      This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.
      The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit and Finance Committee, which comprises unrelated and outside directors. The Audit and Finance Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.
      The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP Chartered Accountants, which has full and unrestricted access to the Audit and Finance Committee. KPMG LLP’s auditors’ report on the consolidated financial statements is presented herein.

/s/ Derek Reimer
Derek Reimer     Chief Financial Officer, Medicure Inc.

/s/ Albert D. Friesen
Albert D. Friesen, PhD     President & Chief Executive Officer, Medciure Inc.

August 22, 2007

Auditors’ Report
To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants
Winnipeg, Canada

August 22, 2007

Medicure Inc. 2007 35

Consolidated Balance Sheets

(Expressed in Canadian dollars)	May 31, 2007	May 31, 2006
Assets
Current assets:
Cash and cash equivalents	$31,770,320	$34,920,433
Accounts receivable (note 3)	2,048,260	458,424
Inventories (note 4)	640,004	—
Research advance (note 10)	200,000	200,000
Prepaid expenses	1,168,603	262,716
	35,827,187	35,841,573
Property and equipment (note 5)	196,521	50,663
Intangible assets (note 6)	23,412,131	2,921,841
Deferred debt issue expenses (net of accumulated amortization of $211,096)	349,963	—
	$59,785,802	$38,814,077
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,536,869	$1,644,339
Current portion of long-term debt (note 7)	6,160,896	—
	14,697,765	1,644,339
Long-term debt (note 7)	10,781,568	—
Shareholders’ equity:
Capital stock (note 8)	109,102,397	81,226,634
Contributed surplus [note 8(c)]	3,035,024	2,070,670
Deficit	(77,830,952)	(46,127,566)
	34,306,469	37,169,738
Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (notes 1 and 7)
	$59,785,802	$38,814,077

See accompanying notes to consolidated financial statements.

On behalf of the Board

Dr. Albert D. Friesen Director	Mr. Kishore Kapoor Director

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)
Years ended May 31, 2007 and May 31, 2006	2007	2006

Revenue:
Product sales, net	$5,944,730	$—

Expenses:
Cost of goods sold, excluding amortization	387,803	—
Selling, general and administrative	11,047,769	2,858,443
Research and development (note 10)	23,335,752	10,219,025
Investment tax credits	(171,927)	(478,473)
Amortization	2,288,745	107,379

	36,888,142	12,706,374

Loss before the under noted	(30,943,412)	(12,706,374)

Other expenses (income):
Interest and other income	(1,590,801)	(299,737)
Interest expense	1,958,380	—
Foreign exchange loss, net	392,395	200,437

	759,974	(99,300)

Loss for the year	(31,703,386)	(12,607,074)

Deficit, beginning of year	(46,127,566)	(33,520,492)

Deficit, end of year	$(77,830,952)	$(46,127,566)

Basic and diluted loss per share	$(0.30)	$(0.17)

Weighted average number of common shares used in
computing basic and diluted loss per share	104,879,404	75,144,764

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)
Years ended May 31, 2007 and May 31, 2006	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year	$(31,703,386)	$(12,607,074)
Adjustments for:
Amortization of property and equipment	41,187	32,797
Amortization of intangible assets	2,247,558	74,582
Amortization of deferred debt issue expenses	211,096	—
Write-off of property and equipment	—	17,212
Stock-based compensation	1,025,310	745,570
Unrealized foreign exchange gain
on long-term debt	(825,221)	—
Change in the following:
Accounts receivable	(1,589,836)	11,342
Inventories	(640,004)	—
Prepaid expenses	(905,887)	135,488
Accounts payable and accrued liabilities	6,892,530	(1,088,415)

	(25,246,653)	(12,678,498)

Investing activities:
Acquisition of property and equipment	(187,045)	(19,671)
Acquisition of intangible assets	(22,737,848)	(1,224,223)

	(22,924,893)	(1,243,894)

Financing activities:
Issuance of common shares, net of share issue costs	27,814,807	41,251,907
Proceeds from issuance of long-term debt	17,767,685	—
Debt issue expenses	(561,059)	—

	45,021,433	41,251,907

Increase (decrease) in cash and cash equivalents	(3,150,113)	27,329,515

Cash and cash equivalents, beginning of year	34,920,433	7,590,918

Cash and cash equivalents, end of year	$31,770,320	$34,920,433

Supplementary information:
Cash Transactions:
Interest paid	$1,574,209	$—
Interest received	1,596,616	207,718
Non-cash transactions:
Value assigned to stock options granted as
consideration for acquisition of intellectual
property from third party (note 6)	—	439,230
Value assigned to placement agent’s stock-based
compensation related to August 19, 2005 private
placement [note 8(c)]	—	42,758

See accompanying notes to consolidated financial statements.

38  Medicure Inc. 2007

Notes to Consolidated
Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2007 and 2006

1. Nature of operations

Medicure Inc. (the Company) is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.
     Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.
     The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.
      Since September 15, 1997, the date of inception of the Company through to May 31, 2007, the Company has expended approximately $59,743,000 net of government assistance and investment tax credits, which aggregate approximately $1,654,000, on the research and development of MC-1, MC-4232 and other compounds.
     To date, the Company has financed its cash requirements primarily through share issuances, debt financing, investment tax credits, government grants and interest income. As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.
     In response to these factors and to support continued operations through the 2008 fiscal year, the Company has entered into the following arrangements subsequent to May 31, 2007 which it anticipates closing in September 2007:
     On August 20, 2007, the Company entered into a securities purchase agreement with an unrelated investor to raise gross proceeds of US$15 million. Under the terms of the agreement, the Company intends to issue approximately 13.04 million common shares together with warrants to purchase approximately 3.9 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five-year term and will have an exercise price of US$1.50 each. The agreement is expected to close in September 2007, and is subject to standard closing conditions including regulatory approval. In a separate transaction, the Company has signed a non-binding term sheet dated August 20, 2007 to monetize a percentage of the Company’s current and potential future commercial revenues with Manchester Securities Corp., an affliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the proposed terms, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until 2019. The minimum

Medicure Inc. 2007 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations (continued)

annual returns start at US$2.5 million in 2007 and escalate to US$6.9 million in 2016. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The Company will also issue Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.
     The Elliott agreement is subject to a number of closing conditions, including the amendment, described below, of the Company’s credit agreement dated August 8, 2006 and the execution of a definitive agreement. The transaction is expected to close in September 2007.
     In conjunction with the financing transactions described above, the Company has agreed to an amendment with its existing lenders (note 7) to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Company have agreed, subject to certain conditions:

i. From and after August 17, 2007, but no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Company no later than April 30, 2008. The Company intends that the additional cash to meet this test will come from the subscription agreement and term sheet described above.

ii. To amend the credit agreement such that the Company is required to achieve the following minimum net revenue requirements from sales of AGGRASTAT®:
Calendar 2007 – nil
Calendar 2008 – US$15 million
Calendar 2009 – US$23 million

iii. The Company will deposit US$10 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, on closing of the financing transactions described above.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actual closing of the above financings, including the completion of the appropriate amendment to its existing financing agreement, under the terms described above and meeting any applicable financial covenants on an ongoing basis. These consolidated financial statements do not reflect any adjustments that may be required if these transactions are not completed as indicated.

40 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

2. Significant accounting policies

a. Basis of presentation These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except as described in note 13 to the consolidated financial statements.
     These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited. All significant inter-company transactions and balances have been eliminated.

b. Revenue recognition The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

c. Inventories Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

d. Cash and cash equivalents Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

e. Property and equipment Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual Rate
Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

f. Intangible assets Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred.
     Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 – 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

g. Deferred debt issue expenses Deferred debt issue expenses are reported at cost less accumulated amortization. Amortization is calculated using the straight-line method over the term of the debt. Amortization expense related to deferred debt issue expenses is included in interest expense.

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

h. Impairment of long-lived assets On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and intangible assets, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, prescribes rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this guidance and determined no impairment currently exists.

i. Stock-based compensation The Company has a stock option plan [note 8(d)] for its directors, management, employees and consultants. The Company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period.

j. Government assistance and investment tax credits Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures (SR&ED) are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.
     Investment tax credits are only available on research and development expenditures incurred directly by the Company.

k. Research and development All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(e) and (f).

l. Clinical trial expenses Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

m. Income taxes The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

42 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

2. Significant accounting policies (continued)

n. Net earnings (loss) per share Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. For all periods presented, all potential common shares have been excluded from the calculation of dilutive loss per share as their effect is anti-dilutive.

o. Foreign currency translation Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.
     The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

p. Use of estimates The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. Accounts receivable	2007	2006

Trade accounts receivable	$1,164,386	$—
SR&ED taxes receivable	408,927	237,000
Interest receivable	184,121	189,936
Other	290,826	31,488

	$2,048,260	$458,424

The Company believes that there is no unusual exposure associated with the collection of these accounts receivable. As at May 31, 2007, the trade accounts receivable primarily consists of amounts owing from four customers which represent approximately 98 percent (May 31, 2006 – nil) of trade accounts receivable.

4. Inventories	2007	2006
Raw materials and packaging materials	$366,796	$—
Finished goods	273,208	—
	$640,004	$—

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Property and equipment

		Accumulated
(May 31, 2007)	Cost	amortization	Net book value

Computer equipment	$138,586	$102,396	$36,190
Furniture, fixtures and equipment	183,287	25,116	158,171
Leasehold improvements	20,671	18,511	2,160

	$342,544	$146,023	$196,521

		Accumulated
(May 31, 2006)	Cost	amortization	Net book value
Computer equipment	$91,629	$76,156	$15,473
Furniture, fixtures and equipment	43,199	14,303	28,896
Leasehold improvements	20,671	14,377	6,294

	$155,499	$104,836	$50,663

6. Intangible assets

		Accumulated
(May 31, 2007)	Cost	amortization	Net book value
Patents	$20,244,953	$1,915,341	$18,329,612
Trademark	3,760,874	284,565	3,476,309
Technology license	1,166,619	173,876	992,743
Customer list	663,684	50,217	613,467

	$25,836,130	$2,423,999	$23,412,131

		Accumulated
(May 31, 2006)	Cost	amortization	Net book value
Patents	$1,935,502	$146,971	$1,788,531
Technology license	1,162,780	29,470	1,133,310

	$3,098,282	$176,441	$2,921,841

In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the U.S. and its territories (Puerto Rico, Virgin Islands, and Guam) from MGI PHARMA Inc. for total cash consideration of U.S.$19,000,000, and is required to make certain royalty payments to Merck & Co., Inc., based on net sales of AGGRASTAT® in the U.S. The purchase price has been allocated to patents, trademark, and customer list intangible assets acquired, which are amortized over their estimated useful lives.
     During the year ended May 31, 2006, the Company acquired several U.S. and European patents from a third party for purinoceptor antagonists and adenosine receptor antagonists for the treatment of ischemic reperfusion injury pursuant to a sub-licensing agreement. Terms of the agreement included a cash fee of U.S.$500,000, stock options having an estimated fair value at the date of grant of $439,230 and a royalty on future sales of products claimed in the licensed patents.

44 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

7. Long-term debt

In connection with the Company’s acquisition of the licensing rights to AGGRASTAT® in the United States and its territories, the Company obtained a term loan facility totaling U.S.$15,840,000 from Merrill Lynch Capital Canada Inc, a division of Merrill Lynch Business Financial Services Inc., Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal of U.S.$480,000 is payable monthly with the term loan maturing February 1, 2010.

Principal repayments to maturity are as follows:
2008	$6,160,896
2009	6,160,896
2010	4,620,672

$16,942,464

The term loan facility is secured by collateral, consisting of all financial, physical, and intangible assets of the Company and its subsidiaries. The term loan facility agreement includes certain financial and non-financial covenants. As described in note 1, the Company has entered into an agreement with the lenders that, subject to the completion of certain financing arrangements and other closing conditions, will modify financial covenants of this debt.

8. Capital stock

a. Authorized The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

b. Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2005	66,826,660	$39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482

Balance at May 31, 2006	96,046,465	81,226,634

Private placement for cash on December 22, 2006,
net of share issue costs of $1,866,177	15,615,392	21,541,766
Private placement for cash on December 28, 2006,
net of share issue costs of $499,879	4,307,652	5,986,541
Exercise of options for cash	345,000	347,456

Balance at May 31, 2007	116,314,509	$109,102,397

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Capital stock (continued)

Share issue costs include a non-cash charge of $42,758 related to placement agent’s warrants granted as compensation for the August 19, 2005 private placement.

c. Contributed surplus

Balance, May 31, 2005	$996,301
Stock-based compensation	1,184,800
Placement agent’s warrants granted	42,758
Options exercised – transferred to capital stock	(153,189)
Balance, May 31, 2006	2,070,670
Stock-based compensation	1,025,310
Options exercised – transferred to capital stock	(60,956)
Balance, May 31, 2007	$3,035,024

d. Options The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s stock options is as follows:

		2007		2006

		Weighted average		Weighted average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	3,300,028	$1.41	2,372,333	$1.17
Granted	1,355,500	1.65	1,308,000	1.76
Exercised	(345,000)	0.83	(264,305)	0.96
Cancelled or expired	(75,000)	1.37	(116,000)	1.32

Balance, end of year	4,235,528	$1.52	3,300,028	$1.41

Options exercisable, end of year	2,318,028		1,709,685

Weighted average fair value per unit of options
granted during the year at market value on
grant date		$1.07		$1.27

Weighted average fair value per unit of options
granted during the year at above market value
on grant date		—		0.34

46 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

8. Capital stock (continued)

d. Options Options outstanding at May 31, 2007 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.75–1.95	3,985,528	6.1 years	$1.46	2,068,028
$2.14–2.67	250,000	3.1 years	2.46	250,000

	4,235,528		$ 1.52	2,318,028

The compensation expense related to stock options granted under the stock option plan during fiscal 2007 aggregated $1,025,310 (2006 – $745,570). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006

Expected option life	6.5 years	7.0 years
Risk-free interest rate	4.10%	4.05%
Dividend yield	—	—
Expected volatility	66.96%	72.70%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

e. Warrants

				Granted			Granted
Issuance	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2005	(Cancelled)*		2006	(Cancelled)*	2007

629,834 units
(June 26, 2005)	629,834	$1.00	502,403	(502,403	)*	—	—	—

104,110 units
(August 19, 2008)	104,110	1.18	—	104,110		104,110	—	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	—	2,602,750		2,602,750	—	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	U.S. 2.10	—	4,000,000		4,000,000	—	4,000,000

3,984,608 units
(December 22, 2011) 3,984,608		U.S. 1.70	—	—		—	3,984,608	3,984,608

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Capital stock (continued)

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.
     The warrants expiring on May 9, 2011 and December 22, 2011 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

f. Shareholder Rights Plan The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with suffcient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

9. Income taxes

Significant components of the Company’s future tax assets and liabilities are as follows:

	2007	2006

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$3,373,000	$1,486,000
Share issue costs	1,440,000	1,215,000
Operating losses carried forward	2,419,000	2,818,000
Other	222,000	91,000

	7,454,000	5,610,000

Less valuation allowance	(7,454,000)	(5,610,000)

	$—	$—

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2007	2006

Loss for the year:
Canadian	$4,575,446	$2,951,941
Foreign	27,127,940	9,655,133

	$31,703,386	$12,607,074

Canadian federal and provincial income taxes
recovery at 32.5% (2006 – 35%)	$10,304,000	$4,412,000
Foreign tax rate differential	(7,947,000)	(3,138,000)
Permanent differences	(333,000)	(265,000)
Change in statutory rates	(374,000)	(46,000)
Valuation allowance	(1,650,000)	(1,157,000)
Other	—	194,000

	$—	$—

48 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

9. Income taxes (continued)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by its wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.
     At May 31, 2007, the Company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $2,499,802 and $62,973,128, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2027. The Company also has scientific and development investment tax credits of $2,618,000 (2006 – $991,000) which can be applied against income taxes otherwise payable of future years up to fiscal 2027.

10. Commitments and contingencies

a. Commitments As at May 31, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Purchase agreement	Services agreement
	commitments	commitments

Contractual obligations payment due by fiscal period ending May 31:
2008	$1,089,922	$804,692
2009	1,089,922	—
2010	1,250,363	—

	$3,430,207	$804,692

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $3,430,207 over the term of the agreement, which expires in fiscal 2010.
     The Company entered into an agreement with a third party to provide contract sales and marketing services, totaling a minimum of $804,692 over the term of the agreement, which expires in fiscal 2008.
     In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.
     The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2007, the Company is committed to fund up to a further $3,857,000 related to clinical research agreements with CROs.
     The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at May 31, 2007, the Company is committed to fund up to an estimated $13,107,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice of 30, 60 or 90 days, depending on the terms of agreement.

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Commitments and contingencies (continued)

In addition, as at May 31, 2007, the Company has committed to fund a further $30,699,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.
     As at May 31, 2007, the Company has provided a research advance of $200,000 (2006 – $200,000) to one of the third parties referred to above, which is non-interest bearing, unsecured and repayable on demand.

b. Guarantees The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

c. Royalties The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.
     Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 6, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

11. Related party transactions

During the year ended May 31, 2007, the Company paid companies controlled by a director a total of $358,345 (2006 – $267,569) for offce rent, supplies, property and equipment and consulting fees.
     These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12. Financial instruments

The Company is exposed to market risks related to changes in interest rates and foreign exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at May 31, 2007.

50 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

13. Reconciliation of generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

a. Intangible assets Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2007 and 2006, research and development expense would have increased by $618,330 and $1,663,453, respectively. Under U.S. GAAP, the amortization expense to be added back is $206,899 for the year ended May 31, 2007 (2006 – $74,582).

b. Scientific equipment Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2007 and 2006. A total of nil (2006 – $17,212) in scientific equipment was written-off during the year under Canadian GAAP that was expensed in a prior year under U.S. GAAP. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2007 and 2006 is nil and $2,933, respectively.

c. Recent accounting pronouncements In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. SFAS 123R requires forfeitures be estimated at the time of grant.
     Effective June 1, 2006, the Company adopted SFAS 123R, however, there was no significant impact on its consolidated financial position and results of operations.
     In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.
     In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Reconciliation of generally accepted accounting principles (continued)

The FASB has proposed to adopt new standards which would, for the Company, result in the reclassification of warrants denominated in other than Canadian dollars as a liability and requiring them to be marked-to-market on an ongoing basis with changes in value during a period included in the measurement of loss. The timing of application of this proposed guidance is currently uncertain.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provision of SFAS 159 effective June 1, 2008. The Company is currently assessing the impact of the adoption of SFAS 159.

d. Summary The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	Year ended May 31, 2007	Year ended May 31, 2006

Loss for the period, Canadian GAAP	$(31,703,386)	$(12,607,074)
Adjustments for the following:
Intangible assets (a)	(618,330)	(1,663,453)
Amortization of intangible assets (a)	206,899	74,582
Scientific equipment (b)	—	17,212
Amortization of scientific
equipment (b)	—	2,933

Loss for the period, U.S. GAAP	$(32,114,817)	$(14,175,800)

Basic and diluted loss per share,
U.S. GAAP	$(0. 31)	$(0.19)
Weighted average number of common shares	104,879,404	75,144,764

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

	Year ended May 31, 2007	Year ended May 31, 2006

Operating activities	$(25,864,983)	$(13,902,721)
Investing activities	(22,306,563)	(19,671)
Financing activities	45,021,433	41,251,907

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2007	2006

Intangible assets	$20,078,862	$—
Capital stock and contributed surplus	128,382,255	99,542,138
Deficit	(97,409,055)	(65,294,238)

52 Medicure Inc. 2007	(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006

14. Segmented information

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2007, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 34 percent, Customer B accounted for 32 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 8 percent.

Property and equipment and intangible assets are located in the following countries:

	2007	2006

Canada	$251,543	$179,164
Barbados	23,233,236	2,793,340
United States	123,873	—

15. Comparative figures

The comparative financial statements have been reclassified from statements previously presented to conform to the basis of presentation adopted in the current year’s financial statements.

(Expressed in Canadian dollars) Years ended May 31, 2007 and 2006	Medicure Inc. 2007 53

Board of Directors & Corporate Governance

In an era of increased attention linked to corporate governance, Medicure Inc. is committed to the highest standards, having adopted formal governance practices in compliance with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the United States Securities and Exchange Commission and the American Stock Exchange. We have addressed issues dealing with the responsibility of our Board of Directors and its various committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board’s and management’s performance and compensation, the recruitment of new members to the Board, and the appointment and mandate of the various Board committees.

Board of Directors	Scientific Advisory Board	Senior Management Team

Albert D. Friesen PhD	Paul Armstrong MD	Albert D. Friesen PhD
Chair, President & CEO, Medicure Inc.	Chair, University of Alberta	President & Chief Executive Offcer
Past Member, FDA, Cardio Renal
Kishore Kapoor CA* #	Advisory Board	Derek G. Reimer CA
Chief Financial Offcer
Gerald P. McDole B.Sc., MBA*	Stephen Hanessian PhD
	University of Montreal	Moray Merchant MBA
Arnold Naimark MD, O.C., O.M.* †		Vice President,
	Trevor Hassell MD	Market & Business Development
Peter Quick BE*	University of Barbados
Dawson J. Reimer MAES
	Morris Karmazyn PhD	Vice President, Operations
* Independent and unrelated to the Company	University of Western Ontario
& member of Audit and Finance Committee,		Charles Gluchowski PhD
and the Executive Compensation, Nominating	A. Michael Lincoff MD	Vice President,
and Corporate Governance Committee	Cleveland Clinic	Research & Development*
† Chair, Executive Compensation,
Nominating and Corporate Governance Committee	John McNeill PhD	Jan-Ake Westin M.Sc
# Chair, Audit and Finance Committee	University of British Columbia	Vice President,
Clinical Development
Eldon Smith MD
University of Calgary
* Services provided through a
	Pierre Theroux MD	consulting contract with CanAm
	University of Montreal	Bioresearch inc.

Jeffrey Weitz MD
McMaster University

2007 Annual and Special
Meeting of Shareholders

Tuesday, October 2, 2007
3:30 pm Central
The Fairmont Winnipeg
2 Lombard Place
Winnipeg, Manitoba
R3B 0Y3 Canada

54 Medicure Inc. 2007

Shareholder Information

Auditors
KPMG LLP
One Lombard Place
Winnipeg, MB R3B 0X3

Transfer Agent
Computershare
Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

Bankers
TD Canada Trust

Corporate Counsel
Aikins MacAulay & Thorvaldson
30th Floor, 360 Main Street
Winnipeg, MB R3C 4G1

Securities Counsel
Lang Michener
BCE Place,
181 Bay Street, Suite 2500
Toronto, ON M5J 2T7

Patent Counsel
Ridout & Maybee
Queen Street East, 24th Floor
Toronto, ON M5C 3B1

Merchant & Gould
3200 IDS Centre,
80 South Eighth Street
Minneapolis, MN 55402-22 5

Stock Listings
Medicure’s shares are listed for trading
on the Toronto Stock Exchange (TSX), under the symbol MPH, and on the American Stock Exchange (Amex) under the symbol MCU

Investor Relations & Public Inquiries
Adam Peeler
Manager, Investor & Public Relations
Toll Free: 1 888 435 2220 (ext. 256)
E-mail: apeeler@medicure.com

Principal Photography: Ian McCausland
Printed in Canada
© 2007 Medicure Inc.

Ready

Medicure Inc. 4–1200 Waverley Street Winnipeg, Manitoba R3T 0P4 Canada T 204 487 7412 F 204 488 9823 1 888 435 2220 info@medicure.com www.medicure.com